FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports First Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 29, 2011	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Nomura Reports First Quarter Financial Results

•	Ninth consecutive quarter of profitability despite challenging market conditions

•	Net revenue, pretax income and net income all up year on year

•	Domestic businesses performed well: Retail and Asset Management pretax income both up from prior quarter

•

Wholesale international expansion continues: Revenues in EMEA, Asia ex-Japan and Americas higher year on year despite difficult markets. For the first time, wholesale revenues from the Americas higher than any other region

Tokyo, July 29, 2011—Nomura Holdings, Inc. today reported its consolidated financial results for the first quarter of the fiscal year ending March 31, 2012.

Net revenue was 330.4 billion yen (US$4.1 billion)1, an increase of 10 percent over the previous quarter and 27 percent compared to the same quarter last year. Income before income taxes was 34.4 billion yen (US$426 million), down 8 percent from the prior quarter, but up five-fold year on year. Net income attributable to Nomura Holdings shareholders increased 49% quarter on quarter and 7.7 times year on year to 17.8 billion yen (US$220 million).

“Despite difficult market conditions, we reported our ninth consecutive quarter of profitability, underpinned by robust results in our Retail and Asset Management businesses,” said Kenichi Watanabe, Nomura’s Group CEO.

“Our Wholesale businesses faced a very challenging quarter as markets remained highly volatile, severely impacted by the sovereign crisis in Europe and the earthquake in Japan. However, we continued to build up our global capabilities during the quarter. Momentum was particularly strong in the US where Global Markets and Investment Banking both reported higher revenues. To address our current market challenges, we will implement a cost reduction program in Wholesale, while also making targeted investments for future growth.

“Looking ahead, we will continue to build a truly client-driven organization, maintaining a disciplined approach to risk-taking and controlling costs in order to position the firm for the next phase of growth.”

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 80.64 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2011. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

			(billions of yen)
	FY2011/12 Q1	QoQ	YoY
Net revenue	94.2	-2%	-15%
Income before income taxes	22.0	+25%	-42%

Net revenue in Retail was 94.2 billion yen, down 2 percent quarter on quarter and 15 percent from the prior year. Pretax income increased 25 percent sequentially to 22 billion yen, a decline of 42 percent compared to the same quarter last year.

In addition to the after-effects of the earthquake in Japan, Retail had to deal with historically high yen levels and a decline in trading value on the Tokyo Stock Exchange. In spite of the difficult environment, new funds flowed into investment trusts and foreign bonds, and insurance product sales were robust. Retail client assets were essentially unchanged from the prior quarter at 70.4 trillion yen.

Asset Management

			(billions of yen)
	FY2011/12 Q1	QoQ	YoY
Net revenue	18.8	+9%	+20%
Income before income taxes	7.4	+19%	+86%

Asset Management net revenue increased by 9 percent from the prior quarter to 18.8 billion yen, representing a 20 percent increase from last year. Pretax income increased 19 percent quarter on quarter and 86 percent year on year to 7.4 billion yen.

Inflows of 310 billion yen into public stock investment trusts helped drive up assets under management to 25.3 trillion yen at the end of June. Nomura also continued to win investment advisory mandates from pension funds worldwide and government entities and sovereign wealth funds in Asia and the Middle East to manage Asian equity products.

Wholesale

			(billions of yen)
	FY2011/12 Q1	QoQ	YoY
Net revenue	141.2	-24%	+30%
Income before income taxes	-14.9	—	—

Wholesale reported net revenue of 141.2 billion yen, down 24 percent from the prior quarter, but up 30 percent year on year. Pretax loss was 14.9 billion yen.

The performance of the Wholesale division was supported by disciplined risk management in Global Markets whose revenues jumped 35 percent year on year. Fixed Income revenues were down only slightly quarter on quarter as higher revenues from Credit and FX products offset an industry-wide decline in Rates. Equities revenues declined only 12 percent quarter on quarter, despite a steep decline in market volumes. Investment Banking revenues rose 11 percent year on year, helped by a strong international performance, particularly in the US. The Americas region had its best ever quarter and for the first time generated more wholesale revenues than any other region.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of June, 2011, Nomura’s total capital ratio was 19.8 percent and its Tier 1 ratio was 16.2 percent. Nomura had total assets of 39.7 trillion yen and shareholders’ equity of 2.1 trillion yen. Gross leverage was 18.9 times and net leverage was 11.6 times. All figures are shown on a preliminary basis.

Ends

For further information please contact:

Name	Company	Telephone

Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591

Keiko Sugai	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2011 Nomura Holdings, Inc. All rights reserved.
2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.